

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2014

Via E-mail
Alf Ragnar Løvdal
Chief Executive Officer
North Atlantic Drilling Ltd.
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton, HM 08 Bermuda

    Re: North Atlantic Drilling Ltd.
               Amendment No. 4 to Registration Statement on Form F-1
               Filed January 14, 2014
               File No. 333-185394
               Amendment No. 4 to Registration Statement on Form F-4
               Filed January 14, 2014
               Response dated January 15, 2014
               File No. 333-185395

Dear Mr. Løvdal:

      We have reviewed your amended registration statements and letter dated January 15, 2014 have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Amendments No. 4 to Form F-1 and Form F-4 filed January 14, 2014

General

1.   As appropriate, please make corresponding changes to both documents.

Liquidity and Capital Resources, page 63 {Form F-1}

Proposed Senior Unsecured Notes, page 66 {Form F-1}

2.   We note the new disclosure regarding your planned concurrent offering of senior
        unsecured notes. To the extent known at this time, indicate the anticipated size of the
        offering and any material terms. Tell us how you have considered revising the "as
        adjusted" and "as further adjusted" columns of the Capitalization table to include, rather
        than exclude, the proceeds of the note offering.

Exhibits {Form F-1}

3.   Please re-file the form of underwriting agreement in complete form, including the
        omitted schedules and exhibits.

Response dated January 15, 2014

Use of Proceeds, page 43 {Form F-1}

4.   We are unable to reconcile the various amounts that you indicate throughout your filing
        regarding the total underwriting discounts and commissions and estimated expenses.
        Please provide detailed disclosure as to how you determined the total amount of
        underwriting discounts and commissions and estimated expenses, giving specific clarity
        as to the component amounts making up such total amount. Please also include sufficient
        information describing what the impact to such component amounts will be, if any, if the
        underwriters' overallotment option is exercised, as well as the impacts to the pro forma
        calculations of assumed increases or decreases in the initial offering price and number of
        shares to be issued. Provide conforming clarification in your corresponding expense
        disclosures on pages 138 and 144, when all such information is available to you.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donald Delaney at (202) 551-3863 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Gary J. Wolfe
        Seward & Kissel LLP